DOCUMENT SECURITY SYSTEMS, INC.

28 East Main Street, Suite 1525

Rochester, NY 14614

April 26, 2013

Via EDGAR and by Federal Express

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Edwin Kim, Attorney-Advisor

Ladies and Gentleman:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (the “Amendment”) to Document Security Systems, Inc.’s (the “Company”) Registration Statement on Form S-4 (File No. 333-185134), initially filed with the Commission on November 26, 2012, and amended on January 15, 2013, February 13, 2013 and March 29, 2013 (the “Registration Statement”). Set forth below are the Company’s responses to the oral comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided during a telephone conversation on April 23, 2013 and April 25, 2013. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

1.	Staff Oral Comment:

Provide the Company's analysis for not including a risk factor in the Registration Statement that the accounting acquirer for the Merger may change once the Merger is completed. Alternatively, if material, provide a risk factor that the accounting acquirer may change.

Company Response:

In response to the Staff’s comment, the Company has included a risk factor on page 55 of the Amendment indicating that once the Merger is completed, the accounting acquirer may change.

2.	Staff Oral Comment:

Describe the Company's relationship with IP Navigation, LLC, including the extent to which IP Navigation, LLC will be involved in future litigation and the Company's obligations to IP Navigation, LLC in future litigation.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 14-15 and 142 of the Amendment to disclose the Company's relationship with IP Navigation, LLC.

3.	Staff Oral Comment:

The disclosure of Lexington's transaction with VirtualAgility needs to be balanced. Please provide the size and scope of Lexington's investment in VirtualAgility (i.e. Lexington's beneficial ownership of VirtualAgility if Lexington exercises all of its options).

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 15, 101, 138 and 140 of the Amendment to disclose Lexington's beneficial ownership of VirtualAgility if all of its options were exercised.

4.	Staff Oral Comment:

The disclosures that discuss the valuation of intangibles in the pro forma financial statements for DSS as the accounting acquirer needs to reflect that the valuations presented are preliminary and are subject to a range of possible values that could be materially different when finalized.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 40, 42, 180, 187, and 189.

* * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (585) 325-3610 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely

/s/ Robert B. Bzdick
Name: Robert B. Bzdick
Title: Chief Executive Officer

cc:

Securities and Exchange Commission:

Barbara C. Jacobs, Assistant Director

Maryse Mills-Apenteng, Special Counsel

Document Security Systems, Inc.

Philip Jones, Chief Financial Officer

Troutman Sanders

Joseph Walsh, Esq.

Mintz Levin

Jeffrey Schultz, Esq.